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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                     September 2004

Commission File Number:                                                                                               000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press Release, October 14, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

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Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI TSX )

October 14, 2004

Alamos Gold Inc. Announces $24 M Offering of Common Shares

Toronto, Ontario – October 14, 2004 – Alamos Gold Inc. (TSX: AGI) (“Alamos”) announces that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to purchase from Alamos and sell to the public eight million common shares of Alamos at a price of $3 per common share for gross proceeds of $24 million.  In addition, Alamos has granted the underwriters an option to purchase up to an additional two million common shares on the same terms and conditions, exercisable up to 48 hours prior to closing.

A preliminary short-form prospectus will be filed with securities regulatory authorities in British Columbia, Alberta, Ontario and Quebec by October 18, 2004.  The offering is expected to close on or about November 2, 2004.

Net proceeds of the offering will be used to assist in funding the development of the Mulatos Project in Sonora, Mexico.  Any additional net proceeds will be used for exploration, working capital and general corporate purposes.

The offering is being made in British Columbia, Alberta, Ontario and Quebec by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirement. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Alamos’s common shares are traded on the Toronto Stock Exchange under the symbol “AGI”.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

The TSX  has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities offered have not been and will not be registered under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities law.  Certain of the information contained in this news release constitute "forward-looking statements".  Such forward-looking statements include the company's expectations related to the closing of the private placement and the use of proceeds.  Forward looking statements are not statements of historical fact and factors may cause the actual results, performance or achievements of the Company to be materially different from those set forth in such statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

September 18, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary